3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

November 5, 2019

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attention:  Tara Harkins, Lynn Dicker, Thomas

Jones and Geoff Kruczek

Re:	TELA Bio, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 29, 2019
File No. 333-234217

Ladies and Gentlemen:

We are submitting this letter on behalf of our client TELA Bio, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated November 1, 2019 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on October 29, 2019. The Company is concurrently filing an Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”).

For your convenience, our response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. The comment from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed October 29, 2019

Our fourth amended and restated certificate of incorporation . . ., page 57

1.                                      We note the disclosure here that the provision cited in this risk factor does not apply to actions arising under the Securities Act or Exchange Act; however, the articles of incorporation and bylaws filed with this amendment do not include a similar statement. As such, if true, please amend your articles and bylaws to state that this provision does not apply to actions arising under the Securities Act or Exchange Act. Alternatively, please tell us how you intend to make investors aware of the provision’s limited applicability. For example, will you include disclosure in your future Exchange Act reports?

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its Form of Fourth Amended and Restated Certificate of Incorporation in Exhibit 3.3 to the Registration Statement and its Form of Second Amended and Restated Bylaws in Exhibit 3.5 to the Registration Statement to clearly state that the exclusive forum provisions included thereto do not apply to actions arising under the Securities Act or Exchange Act. The Company is refiling the revised Exhibit 3.3 and Exhibit 3.5 together with Amendment No. 2.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4331.

Sincerely,

/s/ Rachael M. Bushey

Rachael M. Bushey

cc:	Via E-mail
Antony Koblish, Chief Executive Officer, TELA Bio, Inc.
Nora Brennan, Chief Financial Officer, TELA Bio, Inc.
Jennifer Porter, Pepper Hamilton LLP
Marc D. Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP